CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$2,000,000	$78.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated April 18, 2008 (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$2,000,000 90% Principal Protected Notes due April 21, 2010 Linked to the Performance of the Swiss Franc Medium-Term Notes, Series A, No. F-64

Key Terms:	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Initial Valuation Date:	April 18, 2008

Issue Date:	April 23, 2008

Final Valuation Date:	April 16, 2010*

Maturity Date:	April 21, 2010* (resulting in a term to maturity of approximately 24 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Principal Protection:	90%

Participation Rate:	125%

Reference Asset:	The currency exchange rate between the U.S. Dollar and the Swiss Franc (the “USDCHF” currency exchange rate), on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate using the Swiss Franc per U.S. Dollar fixing rate which appears on Reuters Screen WMR to the right of the caption “CHF” under the column “mid” at approximately 4:00 p.m., London time, on the relevant date. See “Description of Reference Asset” in this pricing supplement for additional information.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the reference asset return is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by reference asset return multiplied by the participation rate:

$1,000 + ($1,000 x reference asset return x participation rate)

•        if the reference asset return is less than 0% but greater than or equal to -10%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by reference asset return (which will be a negative number):

$1,000 + ($1,000 x reference asset return)

•        if the reference asset return is less than -10%, you will receive $900 for every $1,000 principal amount of your Notes.

Your principal is only protected up to 90% if you hold the Notes to maturity.

Reference Asset Return:

The performance of the reference asset from the initial level to the final level, calculated as follows:

Initial Level – Final Level

Initial Level

Initial Level = 1.0253, the reference level of USDCHF on initial valuation date.

Final Level = The reference level of USDCHF final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738RWP7 and US06738RWP71

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100.00%	1.25%	98.75%
Total	$2,000,000	$25,000	$1,975,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level or reference asset return. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the final level of the reference asset on the final valuation date relative to the initial level on the initial valuation date. We cannot predict the reference asset return.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the reference levels of the reference asset are as indicated.

Example 1: The Swiss Franc strengthens against the U.S. Dollar, with the initial level of 1.0253 falling to a final level of .8500. (The final level’s decease from the initial level reflects a lesser number Swiss Franc per U.S. dollar.)

Because the final level of .8500 is lesser than the initial level of 1.0253, resulting in a reference asset return of 17.10%, the investor receives a payment at maturity of $1,213.75 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x reference asset return x participation rate]

$1,000 + [$1,000 x 17.10% % x 125%] = $1,213.75

Therefore, the payment at maturity is $1,213.75 per $1,000 principal amount Note, representing a 21.37% return on investment over the term of the Notes.

Example 2: The Swiss Franc weakens against the U.S. Dollar, with the initial level of 1.0253 increases to a final level of 1.0800. (The final level’s increase over the initial level reflects a greater number Swiss Francs per U.S. dollar.)

Because the final level of 1.0800 is greater than the initial level 1.0253, resulting in a reference asset return of -5.34% which is less than zero but greater than -10%, the investor receives a payment at maturity of $946.60 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x reference asset return]

$1,000 + [$1,000 x -5.34%] = $946.60

PS–2

Therefore, the payment at maturity is $946.60 per $1,000 principal amount Note, representing a -5.34% return on investment over the term of the Notes.

Example 3: The Swiss Franc weakens against the U.S. Dollar, with the initial level of 1.0253 increases to a final level of 1.2000. (The final level’s increase over the initial level reflects a greater number Swiss Francs per U.S. dollar.)

Because the final level of 1.2000 is greater than the initial level 1.0253, resulting in a reference asset return of -17.04% which is less than -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount Note, representing a -10% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the final valuation date and the final level of the reference asset on the final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates.”

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 125% of the performance of your Notes at maturity in the event that the reference asset return is equal to or greater than 0%, in addition to the principal amount of your Notes.

•

Partial Preservation of Capital at Maturity—You will receive at least 90% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. Although the matter is not entirely free from doubt, the Notes should be treated as contingent debt obligations for U.S. federal income tax purposes because you will receive at least 90% of the principal amount of your Notes if you hold your Notes to maturity. The discussion below assumes that the Notes will be treated as such. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations— U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

PS–3

In addition to the risks described above, you should consider the following:

•

Notes Bearish on the U.S. dollar—The reference asset performance will only be positive if, on average, the value of the U.S. dollar weakens relative to the Swiss Franc. If, on average, the U.S. dollar appreciates in value relative to the Swiss Franc over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Your Investment in the Notes May Result in a Loss—The Notes are principal protected only up to 90%. The return on the Notes at maturity is linked to the performance of the Swiss Franc and will depend on whether, and the extent to which, the reference asset return is positive or negative. You will lose 10% of the principal invested if the reference asset return is less than -10%.

•

Returns Do Not Increase at a Constant Rate— As the Swiss Franc strengthen (and the U.S. dollar weakens), the reference asset return will also increase but at a diminishing marginal rate. For example, in Example 1, if the USDCHF currency exchange rate had halved from its initial value of 1.0253 to 0.5127 (an increase of 100% in the value of the Swiss Franc), the corresponding performance of that basket component would have resulted in a performance of 50%. Moreover, as the Initial Level decreases from Final Level, the returns on the Notes continue to increase but at a diminishing marginal rate.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the reference levels of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The USDCHF currency exchange rate, on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate, which is determined by the calculation agent in accordance with the following:

•	the Swiss Franc per U.S. Dollar fixing rate which appears on Reuters Screen WMR to the right of the caption “CHF” under the column “mid” at approximately 4:00 p.m., London time, on the relevant date.

If any of the Reuters pages described above, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Historical Information

The following graphs set forth the historical performance of the reference asset based on the daily closing current exchange rates from January 2, 2001 through April 18, 2008. We obtained the information regarding the USDCHF closing currency exchange rate below from Bloomberg L.P.

PS–4

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of the USDCHF closing currency exchange rate should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the final level on the final valuation date. We cannot give you assurance that the performance of the USDCHF currency exchange rate will result in any return in addition to your initial investment.

The reference levels of the USDCHF currency exchange rate on April 18, 2008 was 1.0253.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–5